Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

www.faegredrinker.com

February 10, 2023

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Yoon Choo

Re:      Nomura Alternative Income Fund (the “Fund”)

Initial Registration Statement on Form N-2

File Nos. 333-267402 and 811-23826

Dear Ms. Choo,

The following responds to the comments provided via email on October 13, 2022, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and Securities Act of 1933. The changes to the Fund’s disclosure discussed below are reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

GENERAL

1.	Comment: We note that the Registration Statement is missing information and exhibits and contains numerous sections that indicate that they will be added, completed or updated by amendment. Please expect comments on such portions when you add, complete or update them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

Response: The Fund confirms that all missing information and all exhibits will be filed in a pre-effective amendment to the Registration Statement. The Fund further acknowledges that the Staff may have additional comments after such information and exhibits are provided.

2.	Comment: Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response: The Fund has made all conforming changes.

3.	Comment: We note that the Registration Statement discloses a number of requests for exemptive relief (e.g., multi-class and co-investment relief). Please advise us as to the status of each of the applications disclosed in the Registration Statement and whether you have submitted or expect to submit any other exemptive applications or no-action requests in connection with the Registration Statement.

Response: The Fund intends to file exemptive applications for multi-class and co-investment relief but has not done so as of the date of this letter. The Fund has not and does not expect to submit any other exemptive applications or no-action requests in connection with the Registration Statement.

4.	Comment: Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund confirms that it has not presented, and will not present, any “test-the-water” materials to potential investors in connection with this offering.

PROSPECTUS

Cover page

5.	Comment: Please disclose that the Fund may invest in below investment grade debt securities (commonly referred to as “high yield” securities or “junk bonds”), including securities of stressed and distressed issuers.

Response: The Fund has added the requested disclosure in the Revised Registration Statement.

6.	Comment: The Prospectus indicates that the Fund will use leverage. Please note this on the cover and identify the form(s) the leverage is expected to take (e.g., credit facilities, reverse repurchase agreements etc...). Please add a cross reference to the Prospectus disclosure regarding the risks associated with a leveraged capital structure. [Item 1.1.j and Guidelines to Form N-2, Guide 6.] In the Fund Summary, please add a brief discussion regarding use of leverage, the form(s) the leverage is expected to take, the risks related to the Fund’s use of leverage, and a cross reference(s) to the more fulsome discussion of leverage in the Prospectus.

Response: Although the Fund does not expect to utilize leverage in its first year of operations, the Fund may utilize leverage in the future, and accordingly, the following disclosure has been added to the Cover Page of the Revised Registration Statement:

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“The Fund does not currently anticipate utilizing leverage within its first year of operations, however in the future, the Fund may use leverage to provide additional funds to support its investment activities, including by entering into credit agreements and other loan transactions with financial institutions such as banks. Under the Investment Company Act, the Fund’s aggregate amount of indebtedness, regardless of the form it takes, is limited to up to 33 1/3% of the Fund’s total assets (including the assets subject to, and obtained with the proceeds of, such indebtedness) immediately after entering into any type of financing transaction. Leverage magnifies volatility and will decrease the Fund’s return if the Fund fails to earn as much on its investment purchased with borrowed funds as it pays for the use of those funds. The Fund’s leverage strategy may not work as planned or achieve its goal. The Fund may also enter into derivatives or other transactions that may provide leverage. See “Additional Risks of the Fund — Borrowing; Use of Leverage” in the Prospectus.” To the extent the Fund utilizes leverage in the future, it will disclose the other required items under Form N-2 related to its use of leverage.

7.	Comment: In the paragraph that begins “[t]his Prospectus concisely provides information that you should know . . .” please provide the information required by the fourth and fifth sentences of Item 1.1.d.

Response: The paragraph has been updated as follows in the Revised Registration Statement:

“This Prospectus concisely provides information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s statement of additional information (the “SAI”), dated [ ], has been filed with the SEC. You may request a free copy of this Prospectus, the SAI, annual and semi-annual reports, when available, and other information about the Fund, and make inquiries without charge by writing to the Fund, c/o Ultimus Fund Solutions, LLC, P.O. Box 541150, Omaha, NE 68154 or overnight mail at 4221 N. 203rd Street, Suite 100, Elkhorn, NE 68022, by calling the Fund toll-free at (833) 836-0206, or by accessing the [Fund’s] website at [ ]. The information on the Fund’s website is not incorporated by reference into this Prospectus and investors should not consider it a part of this Prospectus. The SAI is incorporated by reference into this Prospectus in its entirety. You may also obtain copies of the SAI, and the annual and semi-annual reports of the Fund, when available, as well as other information about the Fund on the SEC’s website (www.sec.gov). The address of the SEC’s internet site is provided solely for the information of prospective investors and is not intended to be an active link.”

8.	Comment: Please revise the discussion relating to repurchase offers to address the following comments:
a.	that the repurchase offers will be made subject to certain conditions;
b.	the intervals between deadlines for repurchase requests, pricing and repayment; and
c.	when the Fund expects to make its initial repurchase offer.
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Please also consider disclosing the current expected percentage of shares to be repurchased.

Response: The above-referenced disclosure has been updated as follows in the Revised Registration Statement:

“The Fund is a closed-end investment company operating as an “interval fund” and, as such, has adopted a fundamental policy to make quarterly repurchase offers, subject to certain conditions, at per-class net asset value, of not less than 5% nor more than 25% of the Fund’s outstanding Shares on the Repurchase Request Deadline (as defined below). If the value of Shares tendered for repurchase exceeds the value the Fund intended to repurchase, the Fund may determine to repurchase less than the full number of Shares tendered. In such event, Shareholders will have their Shares repurchased on a pro rata basis, and tendering Shareholders will not have all of their tendered Shares repurchased by the Fund.

Notices of each repurchase offer are sent to shareholders at least 21 days before the “Repurchase Request Deadline” (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer). The Fund determines the net asset value applicable to repurchases no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day) (the “Repurchase Pricing Date”). The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute payment no later than 7 calendar days after such date. The Fund expects its initial repurchase offer to commence in the third quarter of 2023 (see “Repurchase Offers” beginning on page 11 and “REPURCHASE OFFERS; LIMITED LIQUIDITY” beginning on page 19).”

9.	Comment: The last bullet point states “[a]ll or a portion of an annual distribution may consist solely of a return of capital ...” Please supplementally explain why an annual distribution would consist solely of a return of capital or revise the disclosure.

Response: The Fund has removed the last bullet point.

Fund Summary

The Fund and the Shares

10.	Comment: The disclosure states that “[t]he Fund has applied for and expects to receive an exemptive order from the SEC with respect to the Fund’s multi-class structure.” Please revise the Registration Statement here and elsewhere to remove language regarding the Fund’s expectations with respect to the SEC’s issuance of exemptive relief or assumptions that exemptive relief will be granted (e.g., see Note 4 to the Fund Fees and Expenses table).

In each instance, please ensure that the disclosure includes the statement that there is no assurance that the Fund will be granted the exemptive order.

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Response: The Fund has revised the above-referenced disclosure as requested in the Revised Registration Statement.

Investment Objectives and Strategies

11.	Comment: The disclosure states that the Fund may invest “through investment vehicles (“Underlying Funds).” “Underlying Funds” are defined in Risk Factors as “mutual funds (including money market funds), BDCs, closed-end funds, ETFs and other registered and private investment companies.” Please disclose the types of investment vehicles that constitute the defined term “Underlying Funds” the first time the term is used, and use the defined term consistently throughout the Registration Statement.

Response: The above-referenced disclosure has been revised as requested in the Revised Registration Statement.

12.	Comment: The Fund may invest in convertible securities (“CoCos”) as part of its principal investment strategy. Please supplementally inform us of the amount the Fund currently intends to invest in CoCos. If CoCos will be a principal type of investment, please provide a description of CoCos and appropriate risk disclosure in the Prospectus.

Response: Although investing in CoCos will not be a part of the Fund’s principal investment strategy, the Investment Adviser may invest in CoCos as part of its non-principal investment strategy. Accordingly, the following disclosure has been added to the “Additional Risks of the Fund” section of the Prospectus in the Revised Registration Statement:

“ CONTINGENT CONVERTIBLE SECURITIES RISK. CoCos, sometimes referred to as contingent convertible securities, are debt or preferred securities with loss absorption characteristics built into the terms of the security for the benefit of the issuer, for example, an automatic write-down of principal or a mandatory conversion into common stock of the issuer under certain circumstances, such as the issuer’s capital ratio falling below a certain level. CoCos may be subject to an automatic write-down (i.e., the automatic write-down of the principal amount or value of the securities, potentially to zero, and the cancellation of the securities) under certain circumstances, which could result in the Fund losing a portion or all of its investment in such securities. In addition, the Fund may not have any rights with respect to repayment of the principal amount of the securities that has not become due or the payment of interest or dividends on such securities for any period from (and including) the interest or dividend payment date falling immediately prior to the occurrence of such automatic write-down. An automatic write-down could also result in a reduced income rate if the dividend or interest payment is based on the security’s par value. If a CoCo provides for mandatory conversion of the security into common shares of the issuer under certain circumstances, such as an adverse event, the Fund could experience a reduced income rate, potentially to zero, as a result of the issuer’s common shares not paying a dividend. In addition, a conversion event would likely be the result of or related to the deterioration of the issuer’s financial condition (e.g., a decrease in the issuer’s capital ratio) and status as a going concern, so the market price of the issuer’s common shares received by the Fund may have declined, perhaps

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substantially, and may continue to decline, which may adversely affect the Fund’s NAV. Further, the issuer’s common shares would be subordinate to the issuer’s other security classes and therefore worsen the Fund’s standing in a bankruptcy proceeding. In addition, most CoCos are considered to be “high yield” or “junk” securities and are therefore subject to the risks of investment in below investment grade securities.

 It will often be difficult to predict when, if at all, an automatic write-down or conversion event will occur. Accordingly, the trading behavior of CoCos may not follow the trading behavior of other types of debt and preferred securities. Any indication that an automatic write-down or conversion event may occur can be expected to have a material adverse effect on the market price of the CoCos. CoCos are a relatively new form of security and the full effects of an automatic write-down or conversion event have not been experienced broadly in the marketplace. The occurrence of an automatic write-down or conversion event may be unpredictable and the potential effects of such event on the Fund’s yield or NAV may be adverse.”

13.	Comment: The disclosure states that “the Fund normally will have a short to intermediate average portfolio duration”. Please specify how “average portfolio duration” is measured (e.g., market weighted average duration). In an appropriate location later in the Prospectus, please explain the term and provide an example.

Response: The above-referenced disclosure has been updated as follows in the Revised Registration Statement:

“It is expected that the Fund normally will have a short to intermediate average portfolio duration (i.e., within a zero to ten year range), as calculated by the Investment Manager, although it may be shorter or longer at any time or from time to time depending on market conditions and other factors. In comparison to maturity (which is the date on which a debt instrument ceases and the issuer is obligated to repay the principal amount), duration is a measure of the price volatility of a debt instrument as a result of changes in market rates of interest, based on the weighted average timing of the instrument’s expected principal and interest payments. Duration differs from maturity in that it considers a security’s yield, coupon payments, principal payments and call features in addition to the amount of time until the security finally matures. As the value of a security changes over time, so will its duration. Prices of securities with longer durations tend to be more sensitive to interest rate changes than securities with shorter durations. In general, a portfolio of securities with a longer duration can be expected to be more sensitive to interest rate changes than a portfolio with a shorter duration.”

The following disclosure has also been added under “Interest Rate Risk” in the “Principal Risk Factors – Investment Strategy-Specific Investment-Related Risks” section in the Revised Registration Statement:

“Duration is useful primarily as a measure of the sensitivity of a fixed income security’s market price to interest rate (i.e., yield) movements. All other things remaining equal, for each one percentage point increase in interest rates, the value of a portfolio of fixed income investments would generally be expected to decline by one percent for every year

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of the portfolio’s average duration above zero. For example, the value of a portfolio of fixed income securities with an average duration of eight years would generally be expected to decline by approximately 8% if interest rates rose by one percentage point.”

Fees and Expenses

14.	Comment: The disclosure states that the Investment Management Fee is an annual rate of [ ]% “based upon the Fund’s average daily net assets.” Please reconcile with the statement under Conflicts of Interest that “the Investment Management Fee is based on the value of the Fund’s assets.” Will the Investment Management Fee be paid on net assets rather than managed assets?

Response: The Fund has revised the above-referenced sentence under the “Conflicts of Interest” section of the Prospectus in the Revised Registration Statement as follows:

“The participation of the investment professionals of the Investment Manager in the Fund’s valuation process could result in a conflict of interest as the Investment Management Fee is based on the Fund’s average daily net assets.”

The Offering

15.	Comment: The disclosure states that “the Fund, in its sole discretion, may accept investments below these [investment] minimums.” Please include a cross reference to the disclosure in the Prospectus relating to waivers of investment minimums available to certain groups of investors.

Response: A cross reference to the “Purchasing Shares” section has been added in the Revised Registration Statement.

16.	Comment: The disclosure states that “Shares will generally be offered for purchase on any day the New York Stock Exchange (“NYSE”) is open for business (each, a “Business Day”), except that Shares may be offered more or less frequently as determined by the Fund in its sole discretion.” Please explain in an appropriate location in the Prospectus what the Fund means by “more ... frequently” in the statement.

Response: The disclosure has been updated as follows in the Revised Registration Statement:

“Shares will generally be offered for purchase on any day the New York Stock Exchange (“NYSE”) is open for business (each, a “Business Day”), except that Shares may be offered ~~more or~~ less frequently as determined by the Fund in its sole discretion.”

Distribution Policy

17.	Comment: Please briefly describe the consequences of making distributions from offering proceeds or borrowings.
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Response: The Fund has revised the above-referenced disclosure in the Revised Registration Statement as follows:

“The Fund may pay distributions from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds and/or borrowings. When distributions are paid from these sources, the amount of capital available to the Fund for purposes of investment may be reduced.”

18.	Comment: The last sentence includes cross references to sections titled “Distributions” and “Dividend Reinvestment Plan.” We note that these sections to not appear in the Prospectus.

Response: The Fund has removed the referenced sentence from the Revised Registration Statement.

Repurchase Offers

19.	Comment: Please revise the discussion to summarize the key features of the Fund’s repurchase offers as outlined under Tender Offers/Offers to Repurchase and Tender/Repurchase Procedures.

Response: The following paragraphs have been added to the “Repurchase Offers” section of the Fund Summary in the Revised Registration Statement:

“Quarterly repurchase offers will occur in the months of February, May, August and November. The Fund expects its initial repurchase offer to commence in the third quarter of 2023. The offer to repurchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the Investment Company Act).

Notices of each repurchase offer are sent to shareholders at least 21 days before the “Repurchase Request Deadline” (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer). The Fund determines the NAV applicable to repurchases no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day) (the “Repurchase Pricing Date”). The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute payment no later than 7 calendar days after such date.”

Risk Factors

20.	Comment: Please briefly summarize the principal risks of an investment in the Fund. [Instruction to Item 3.2.]

Response: A summary of the principal risks of an investment in the Fund has been added in the Revised Registration Statement.

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Fund Fees and Expenses

21.	Comment: Note 1 to the table states that “[t]he Fund may impose repurchase fees of up to 2.00% on shares accepted for repurchase that have been held for less than one year.” Likewise, Note 2 states that “[u]nless eligible for a waiver, purchases of $[ ] or more of Class [ ] Shares will be subject to an early withdrawal charge of 1.00% if the shares are repurchased during the first 12 months after their purchase.” Please clarify in the disclosure that the Fund will not impose both the repurchase fee referenced in Note 1 and the early withdrawal charge referenced in Note 2 on the same Shares or explain the basis for charging both. Please also revise these statements to clarify that these fees will not be charged until the Fund has received an exemptive order permitting the Fund to charge such fees.

Response: The Fund confirms that no early repurchase fees or early withdrawal charges will be charged on any class, and the above-referenced disclosures have been removed from Note 1 and Note 2.

22.	Comment: Please delete the last two sentences of Note 3. This disclosure is not necessary in the notes to the fee table and is otherwise already disclosed in the Prospectus.

Response: The Fund has deleted the above-referenced sentences from the Revised Registration Statement.

23.	Comment: Please add a note to the Fees and Interest Payments on Borrowed Funds line item disclosing the expected form(s) of leverage, and the estimated amount (as a percentage of Fund assets) and cost of leverage.

Response: As noted above, the Fund does not anticipate utilizing leverage within its first year of operations, and accordingly, the above-referenced line item has been deleted from the Revised Registration Statement.

24.	Comment: Note 6 states that the Fund will bear its pro rata share of the expenses of Private Funds. Elsewhere the Fund states that it will invest in Underlying Funds, which are defined in Risk Factors as “mutual funds (including money market funds), BDCs, closed-end funds, ETFs and other registered and private investment companies.” Fees and expenses of all underlying investment companies should be reflected in Acquired Fund Fees and Expenses. Please supplementally inform us why the Fund singles out Private Funds in this note.

Response: The Fund acknowledges that fees and expenses of all underlying investment companies should be reflected in Acquired Fund Fees and Expenses. The Fund has revised the referenced disclosure in Note 8 in the Revised Registration Statement to replace the references to Private Funds with references to Underlying Funds.

25.	Comment: Please supplementally confirm that all expenses associated with the identification, selection, monitoring and servicing of portfolio investments, to the extent borne by the Fund, are reflected under Other Expenses.
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Response: The Fund supplementally confirms that all expenses associated with the identification, selection, monitoring and servicing of portfolio investments, to the extent borne by the Fund, are reflected under Other Expenses.

26.	Comment: The expense example assumes that the Expense Limitation and Reimbursement Agreement will remain in effect for two years. The exact term of the agreement is not yet disclosed. Please supplementally confirm that the initial term of the Expense Limitation and Reimbursement Agreement will remain in effect for at least two years from the effective date of the Registration Statement.

Response: The Fund supplementally confirms that the initial term of the Expense Limitation and Reimbursement Agreement will remain in effect for at least one year from the effective date of the Revised Registration Statement. The Fund has revised the expense example disclosure as follows in the Revised Registration Statement:

“The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at NAV and that the percentage amounts listed under annual expenses remain the same in the years shown (except that the example reflects the expense limitation for the 1 Year period and the first ~~two~~ year~~s~~ of the 3 Years, 5 Years and 10 Years periods in the example).”

Investment Objectives and Strategies

27.	Comment: The Fund may invest in “public equity” and “equity co-investments.” Please clarify in the disclosure what is meant by these terms.

Response: The references to “public equity” have been replaced with “publicly traded equity” and “equity co-investments” has been removed in the Revised Registration Statement.

28.	Comment: The investment strategy discussion lists various instruments in which the Fund may invest; however, only direct loans are discussed in any detail in the section. If the Fund will focus primarily on direct loans, please revise the strategy discussion throughout to make this intention clear. Otherwise, please disclose the key characteristics of the Fund’s principal investments or revise the section to provide a balanced discussion of all of the Fund’s principal investments.

Response: The Registrant does not intend to focus primarily on direct loans. The disclosure has been updated in the Revised Registration Statement to discuss key characteristics of the Fund’s principal investments.

29.	Comment: With respect to direct loans, if accurate, please make clear that the Fund will originate loans. Please disclose, if accurate, that the Fund will be responsible for all expenses associated with originating (including research, due diligence, use of experts, structuring and negotiations) and servicing such loans (to the extent not borne by the borrowers). Please also disclose the following:
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a.	any limits on loan origination by the Fund, including a description of any limits imposed by the Fund’s fundamental investment restrictions (e.g., concentration limits);
b.	the loan selection process, including any limits or targets on maturity and duration of individual loans, borrower and loan types and geographic location of the borrower;
c.	the underwriting standards for the loans;
d.	whether and to what extent the Fund expects to originate subprime loans;
e.	whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations; and
f.	whether the Fund will set up its own online lending platform to originate these loans.

We may have further comments or questions after reviewing your responses.

Response: The Fund does not intend to originate loans during its first 12-months of operations. The Fund believes no additional disclosure is necessary.

30.	Comment: Please supplementally disclose the extent of the Fund’s expected investments in PIK instruments and OID securities. We may have further comments based on your response.

Response: The Fund is not expected to have any direct investments in PIK/OID securities during its first year of operations, although the Underlying Funds in which it invests may have the ability to invest in such securities..

31.	Comment: We note that the Principal Risk Factors discuss the risks of investments and strategies that are not disclosed in the investment strategy discussion, including: (a) borrowing/use of leverage; (b) interest rate management; (c) covenant-lite loans; (d) preferred securities; (e) the types of Underlying Funds in which the Fund expects to invest; (f) derivatives, including options, swaps, futures contracts, forward agreements and reverse repurchase agreements; (g) hedging of currency risk; (h) warehouses; and (i) co-investments with affiliates. Please revise the investment strategy discussion to ensure that all investments and strategies that are discussed under Principal Risk Factors that are principal investments or strategies of the Fund are discussed in the principal strategies discussion. If any of the instruments or strategies discussed under Principal Risk Factors are not principal investments or strategies, please so indicate and move such disclosure to a separate section of the prospectus. [Item 8.4.]

Response: The disclosure has been reviewed, and the instruments or strategies that are not principal investments or strategies have been moved to a separate section of the Prospectus in the Revised Registration Statement.

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Principal Risk Factors

32.	Comment: The Principal Risk Factors section is almost 28 pages, divided into three subsections, and comprises more than 40% of the length of the Prospectus.
a.	Please consider revising the risk factors to consolidate overlapping or similarly themed risks. Please group any risks that are not material risks to the Fund in a separately headed subsection or move such risks to the SAI.
b.	Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. [See ADI 2019-08 - Improving Principal Risks Disclosure.]

We may have further comments after reviewing the revised disclosure.

Response: The “Principal Risk Factors” section has been reviewed and any risks that are not material risks to the Fund have been moved to a separately headed subsection.

33.	Comment: Please delete the last sentence under Legal, Tax and Regulatory risk. The disclosure should not suggest that the Fund returns could be higher if it did not have to comply with applicable laws.

Response: The above-referenced section has been deleted in the Revised Registration Statement.

General Investment-Related Risks

34.	Comment: Please update Pandemic Risk to reflect recent Federal Reserve actions on interest rates.

Response: The disclosure has been updated to reflect recent Federal Reserve actions on interest rates.

Investment Strategy-Specific Investment-Related Risks

35.	Comment: Please revise the introductory sentence to this section to remove the reference to the SAI and replace “some of the specific risks” with “the specific material risks”.

Response: The disclosure has been updated as requested in the Revised Registration Statement.

36.	Comment: The Fund discusses follow-on investments under Need For Follow-On Investments. Please supplementally confirm that follow-up funding does not refer to a contractual obligation to make further investment in a company, whether such commitment is unconditional or subject to specified conditions. Also, if the Fund may be prevented from making certain follow-on investments because it has not received a co-investment exemptive order, please address this in the risk factor.
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Response: The Fund confirms that follow-up funding does not refer to a contractual obligation to make further investment in a company. The Fund has added that the Fund may be prevented from making certain follow-on investments unless it has received a co-investment exemptive order.

37.	Comment: Under Repurchase Offers; Limited Liquidity, Please provide a more fulsome disclosure of the risks of the Fund’s share repurchase program including, to the extent applicable, the following risks:
a.	to the extent the Fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares may be a taxable event for shareholders;
b.	repurchase offers may force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance;
c.	if the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market;
d.	if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income;
e.	use of offering proceeds to fund Share repurchases may constitute a return of capital and will lower a shareholder’s tax basis in his or her shares, and that any capital returned to shareholders through repurchases will be distributed after payment of Fund fees and expenses; and
f.	the Fund may involuntarily repurchase Shares under certain circumstances.

Response: The above-referenced disclosure has been updated as follows in the Revised Registration Statement:

“REPURCHASE OFFERS; LIMITED LIQUIDITY. The Fund is a closed-end investment company structured as an “interval fund” and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at per-class NAV, of not less than 5% and not more than 25% of the Fund’s outstanding Shares on the repurchase request deadline. The Fund will offer to purchase only a small portion of its Shares each quarter, and there is no guarantee that Shareholders will be able to sell all of the Shares that they desire to sell in any particular repurchase offer. If a repurchase offer is oversubscribed, the Fund may repurchase only a pro rata portion of the Shares tendered by each Shareholder. The potential for proration may cause some investors to tender more Shares for repurchase than they wish to have repurchased or result in investors being unable to liquidate all or a given percentage of their investment during a particular repurchase offer.

Shares in the Fund provide limited liquidity since Shareholders will not be able to redeem Shares on a daily basis. A Shareholder may not be able to tender its Shares in the Fund promptly after it has made a decision to do so. In addition, with very limited exceptions, Shares are not transferable, and liquidity will be provided only through repurchase offers

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made quarterly by the Fund. Shares in the Fund are therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.

 ~~The Fund’s repurchase policy will have the effect of decreasing the size of the Fund over time from what it otherwise would have been. Such a decrease may therefore force the Fund to sell assets it would not otherwise sell. It may also reduce the investment opportunities available to it and cause its expense ratio to increase.~~

Repurchase offers generally are funded from available cash (including, if necessary, offering proceeds) or sales of portfolio investments but may be funded with borrowings. However, the repurchase of Shares by the Fund decreases the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio and portfolio turnover. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund's investment performance. Moreover, diminution in the size of the Fund through repurchases, without offsetting new sales, may result in untimely sales of portfolio investments and a higher expense ratio, and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income.

 In addition, to the extent the Fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares by the Fund will be a taxable event for the Shareholders of repurchased Shares, and potentially even for Shareholders that do not participate in the repurchase offer. Repurchase offers, if funded from offering proceeds, may constitute a return of capital. Any capital returned to Shareholders through the repurchase of Shares will be distributed after payment of Fund fees and expenses. See “TAXES.”

 Notices of each repurchase offer are sent to shareholders at least 21 days before the “Repurchase Request Deadline” (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer). The Fund determines the NAV applicable to repurchases no later than the fourteen (14) days after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day) (the “Repurchase Pricing Date”). The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute payment no later than seven (7) calendar days after such date. If a Shareholder tenders all of its Shares (or a portion of its Shares) in connection with a repurchase offer made by the Fund, that tender may not be rescinded by the Shareholder after the Repurchase Request Deadline. Because the NAV applicable to a repurchase is calculated 14 days after the Repurchase Request Deadline, a Shareholder will not know its repurchase price until after it has irrevocably

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tendered its Shares. See “OFFERS TO REPURCHASE/REPURCHASE PROCEDURES.” Shareholders may be subject to market risk in relation to the tender of their Shares for repurchase because like other market investments, the value of the Fund’s Shares may move up or down, sometimes rapidly and unpredictably, between the date a repurchase offer terminates and the repurchase date. Likewise, because the Fund’s investments may include securities denominated in foreign currencies, changes in currency values between the date a repurchase offer terminates and the repurchase date may also adversely affect the value of the Fund’s shares.

In certain circumstances, the Board may require a Shareholder to tender its Shares if, among other reasons, the Board determines that continued ownership of such Shares by the Shareholder may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal consequences, or would otherwise be in the best interests of the Fund.”

38.	Comment: The Fund includes Focused Investment Risk. If the Fund intends to focus investment in any particular industry or sector, please identify with specificity and add applicable risk disclosure.

Response: The Fund does not intend to invest in any particular industry or sector. The aforementioned risk factor has been deleted in the Revised Registration Statement.

39.	Comment: Underlying Fund Risk discusses the risk that shares of ETFs and closed-end funds may trade at premiums or discounts to their NAVs. Please add that the bid-ask spread on ETF and closed-end fund shares may widen under the same circumstances. Please also briefly explain in the disclosure the terms “premium or discount to NAV” and “bid-ask spread.”

Response: The disclosure has been revised as requested in the Revised Registration Statement.

40.	Comment: Under Derivative Instruments the disclosure states that the Fund “may use options, swaps, futures contracts, forward agreements, reverse repurchase agreements and other similar transactions.” If the “other similar transactions” are principal investments, please specify what these are. If not, please remove the catch-all from the sentence.

Response: “Other similar transactions” are not principal investments and the reference has been removed from the above-referenced sentence in the Revised Registration Statement.

41.	Comment: Please update Derivative Instruments and Segregation and Coverage Risk in this section and Fundamental Policies in the SAI in light of the compliance date for Rule 18f-4 under the 1940 Act and the elimination of SEC guidance on asset segregation to “cover” derivatives positions.

Response: The disclosure has been updated as requested in the Revised Registration Statement.

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42.	Comment: Under Foreign Investments, the disclosure states that the Fund may invest in emerging markets. If the Fund will invest significantly in China, please add China-specific risk disclosure.

Response: The Fund does not intend to invest significantly in China, and accordingly, China-specific risk disclosure has not been added to the Revised Registration Statement.

43.	Comment: Under RIC-Related Risks of Generating Non-Cash Taxable Income, please add disclosure to address the following comments:
a.	make clear that PIKs are OID securities;
b.	annual distribution requirements may be paid from offering proceeds; and
c.	the required recognition of OID interest for U.S. federal income tax purposes may have a negative impact on liquidity (because it represents a non-cash component of the Fund’s taxable income that must, nevertheless, be distributed in cash to avoid the Fund being subject to corporate level taxation).

Response: The requested disclosure has been added in the Revised Registration Statement.

Management of the Fund

44.	Comment: The disclosure states that the Investment Manager “is responsible for determining and implementing the Fund’s overall investment strategy.” Please provide a more detailed description of the Investment Manager’s duties in this regard.

Response: The following disclosure has been added in the Revised Registration Statement:

Under its Investment Management Agreement with the Fund, the Investment Manager furnishes and manages a continuous investment program for the Fund's portfolio and generally manages the Fund's investments in accordance with the stated policies of the Fund, subject to the general supervision of the Board. The Investment Manager also maintains office space, furnishings and equipment, and personnel required by it to perform its obligations under the Investment Management Agreement.

Investment Management Fees

45.	Comment: Please add the statement required by Item 9.1(b)(4).

Response: The following sentence that appears under “Investment Management Agreement” has been moved to the end of the paragraph under “Investment Management Fees” in the Revised Registration Statement:

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“A discussion regarding the basis for the Board’s approval of the Investment Management Agreement will be available in the Fund’s first annual or semi-annual report to Shareholders.”

Administration

46.	Comment: Please add “Transfer Agency” to this heading as Ultimus Fund Solutions, LLC will also serve as the Fund’s transfer agent.

Response: “Transfer Agency” has been added to the heading in the Revised Registration Statement.

Fund Expenses

47.	Comment: The Fund will bear the fees and expenses in connection with its organization. Please disclose how the expenses will be amortized and the period over which the amortization will occur. [Item 9.1(f).]

Response: All organizational and initial offering costs will be borne by the Fund’s investment adviser, Nomura Private Capital LLC, and accordingly, the above-referenced disclosure has been removed from the Revised Registration Statement.

Voting

48.	Comment: If fractional Shares have fractional voting rights, please so state.

Response: The following disclosure has been added to the “Voting” section of the Prospectus in the Revised Registration Statement:

“A Shareholder of each Class is entitled to a proportionate fractional vote for each fractional Share of such Class on any matter on which the Shareholder is entitled to vote.”

Conflicts of Interest

49.	Comment: The disclosure identifies the use of leverage as creating a conflict of interest for the Investment Manager. We note that the Investment Management Fee is calculated based on the “Fund’s average daily net assets” and does not include assets attributable to leverage. Please revise to explain how leverage creates a conflict of interest for the Investment Manager when assets attributable to leverage are not included for purposes of calculating the Investment Management Fee.

Response: The Fund confirms that the Management Fee is calculated based on net assets, and accordingly, the above-referenced disclosure has been removed from the Revised Registration Statement.

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Tender Offers/Offers to Repurchase and Tender/Repurchase Procedures

50.	Comment: There is no discussion of the Fund conducting tender offers pursuant to rule 13e-4 of the Securities Exchange Act of 1934, as amended. To avoid investor confusion, please remove the reference to tender offers from both headings and elsewhere in the Prospectus.

Response: The requested changes have been made in the Revised Registration Statement.

51.	Comment: The two sections contain duplicative and sometime conflicting disclosure. To aid in investor understanding of the repurchase offer mechanics, please consider streamlining the disclosure by consolidating the sections and eliminating duplicative and inconsistent disclosure.

Response: The Fund has streamlined and consolidated the above-referenced sections of the Prospectus in the Revised Registration Statement.

52.	Comment: Please add the following information to the discussion:
a.	how and until when shareholders may withdraw or modify their tenders;
b.	how shareholders may ascertain the NAV per share during the period that the repurchase offer is open;
c.	that if the exemptive order is granted, the Fund will/may impose an early repurchase fee of up to 2.00% on Shares accepted for repurchase that have been held for less than one year. That the early repurchase fee will only be imposed if the Fund receives an exemptive order from the SEC permitting imposition of the fee and that there is no assurance that the SEC will grant such relief;
d.	if a repurchase offer is suspended or postponed, the Fund will provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, it will send a new notice to shareholders; and
e.	a cross reference to the discussion of the federal tax consequences to shareholders of the repurchase of Shares.

Response: The disclosure has been updated as requested in the Revised Registration Statement. However, the Fund notes that it will not impose early repurchase fees, and thus the disclosure referenced in Comment 52(c) above, has not been added to the Revised Registration Statement.

53.	Comment: Please consider disclosing the current expected percentage of shares to be repurchased and in which months quarterly repurchase offers are expected to occur.

Response: Disclosure regarding the months in which quarterly repurchase offers are expected to occur has been added to the Revised Registration Statement. Consistent with Rule 23c-3, the current disclosure states that, for each repurchase offer, the Board will set

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an amount between 5% and 25% of the Fund’s Shares based on relevant factors, including the liquidity of the Fund’s positions and the Shareholders’ desire for liquidity. Accordingly, the Fund does not believe it would be appropriate to include a current expected percentage of Shares to be repurchased since that will be determined by the Board in its sole discretion based on then relevant factors.

54.	Comment: The Fund states that it may enter into one or more credit agreements or other similar agreements to, among other things, satisfy repurchase requests from shareholders. If the Fund intends to incur debt to finance Share repurchases, please disclose the maximum amount of debt that may be incurred for this purpose and the restrictions on leverage imposed by Rule 23c-3.

Response: As noted above, the Fund does not anticipate utilizing leverage within its first year of operations, and accordingly, the above-referenced line item has been deleted from the Revised Registration Statement.

55.	Comment: The disclosure states that “if a repurchase offer is oversubscribed, the Fund may offer to repurchase additional Shares in an amount determined by the Board that are tendered by an estate (an “Estate Offer”)” and “[i]f a Shareholder tenders a portion of his Shares and the repurchase of that portion would cause the Shareholder’s account balance to fall below this required minimum of $[ ], the Fund reserves the right to repurchase all of such Shareholder’s outstanding Shares.” We note that these adjustment violate the all holders rule. Please remove the disclosure or explain your legal basis for these adjustments.

Response: The Fund confirms that the above-referenced disclosure has been removed from the Revised Registration Statement.

Transfer of Shares

56.	Comment: Please confirm that the transfer restrictions disclosed in this section are applicable and if not, revise as necessary.

Response: The Fund confirms that the transfer restrictions disclosed in the Revised Registration Statement are applicable to the Fund.

Credit Facility

57.	Comment: Please consolidate the discussion under Credit Facility in a new section discussing the Fund’s use of leverage generally. Consider moving the new leverage discussion to follow Investment Objectives and Strategies. Please ensure that the discussion covers the form(s) of leverage the Fund expects to use, Fund and regulatory limits on the use of leverage, that shareholders will bear all costs and expenses associated with any leverage incurred by the Fund, and a discussion of, or cross-reference to, the risks associated with the use of leverage.

Response: The requested changes have been made in the Revised Registration Statement.

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58.	Comment: Please disclose the material restrictions that the Fund would expect in entering into a credit facility. Please supplementally disclose if the terms of any credit facility are expected to be finalized before the requested date of acceleration. If so, please update this section in a pre-effective amendment to address the actual portfolio limits and other material terms of the credit facility. Please also file the executed credit facility (which may be redacted in accordance with Form N-2) as an exhibit to the Registration Statement.

Response: As noted above, the Fund does not currently expect to utilize leverage in its first year of operations; however, the Fund may utilize leverage in the future, and the material restrictions that the Fund would expect in entering into a credit facility have been added to the Revised Registration Statement.

59.	Comment: Please supplementally disclose whether the Fund intends to issue senior securities within twelve (12) months of the effective date of this Registration Statement. We may have further comments depending on your response.

Response: The Fund does not expect to issue senior securities within twelve (12) months of the effective date of the Registration Statement.

Taxes

60.	Comment: Please consider adding a discussion of the federal tax treatment of the Fund’s investments in Underlying Funds.

Response: The Fund respectfully directs the Staff to the “Taxation of the Fund” section of the Prospectus, which discusses the Underlying Funds.

Sales, Exchanges and Redemptions

61.	Comment: Please revise this section to reflect that the Shares may only be redeemed through the Fund’s share repurchase program.

Response: The requested change has been made in the Revised Registration Statement.

Description of Shares

62.	Comment: The disclosure states that the Board may “vary the characteristics of Class [ ], Class [ ] and Class [ ] Shares” and lists examples of the variations that may be effected by Board action. Please supplementally explain how the Board may vary the characteristics of existing classes with respect to the variations described in (1), (2), and (5).

Response: The Board may make such changes after obtaining approval of the Shareholders of such classes, to extent such approval is required under the 1940 Act.

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Purchasing Shares

63.	Comment: Please revise the discussion under Purchase Terms to reflect the Fund’s operation as a continuously offered fund.

Response: The Fund has updated the disclosure as follows in the Revised Registration Statement:

“The Shares will initially be issued at $10 per share, and thereafter, the Shares will be continuously offered at a ~~the~~ purchase price for each class of Shares ~~will be~~ based on the NAV per Share of that Class as of the date such Shares are purchased.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies

64.	Comment: The staff believes that the Fund’s statement in the last sentence of the first paragraph conflicts with Section 8(b)(1) of the 1940 Act. Please remove the sentence.

Response: The last sentence of the first paragraph has been removed from the Revised Registration Statement.

65.	Comment: With respect to the fifth fundamental policy, please disclose that the Fund intends to look through a private activity municipal bond whose principal and interest payments are principally derived from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when applying the Fund’s concentration policy.

Response: The requested disclosure has been added in the Revised Registration Statement.

66.	Comment: Please revise the explanatory note on senior securities in light of the treatment of reverse repurchase agreements, short sales and unfunded commitment agreements under Rule 18f-4.

Response: The explanatory note on senior securities has been updated as requested in the Revised Registration Statement.

PART C

Item 30. Indemnification

67.	Comment: Please include the statement required by Rule 484(b)(3) under the 1933 Act.

Response: The statement required by Rule 484(b)(3) has been added in the Revised Registration Statement.

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Signatures
68.	Comment: We note that the Registration Statement is signed by a single trustee of the Fund. Please ensure that any subsequent amendment satisfies the signature requirements of Section 6(a) of the 1933 Act.

Response: The Fund will ensure that any subsequent amendment satisfies the signature requirements of Section 6(a) of the 1933 Act.

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at 215-988-2700.

*****

Sincerely,

Joshua B. Deringer

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